UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.
By:	/s/ Jerry He
	Name:	Jerry He
	Title:	Chief Financial Officer
Dated: November 16, 2010

EXHIBIT INDEX

Exhibit No.	Description
1	Press Release

Exhibit 1
Noah Education Announces Unaudited First Quarter
Fiscal Year 2011 Financial Results
SHENZHEN — November 15, 2010 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of education products and services in China, today announced its unaudited financial results for the first quarter ended September 30, 2010.
First Quarter Fiscal 2011 Financial Highlights
•
Net revenue for the quarter decreased by 46.5% to RMB127.3 million (US$19.0 million), compared with RMB238.2 million in the first quarter of fiscal 2010, and in line with the Company’s previously stated guidance of RMB123 million to RMB129 million

•	Gross profit was RMB47.6 million (US$7.1 million), a 59.5% decrease compared with RMB117.5 million in the first quarter of fiscal 2010

•	Operating loss was RMB33.4 million (US$5.0 million), compared with operating income of RMB32.5 million in the first quarter of fiscal 2010

•	Net loss was RMB21.9 million (US$3.3 million), compared with net income of RMB37.8 million in the first quarter of fiscal 2010

•
Basic and diluted losses per share were RMB0.58 (US$0.09), compared with basic and diluted earnings per share of RMB0.99 and RMB0.96 respectively for the first quarter of fiscal 2010. Non-GAAP basic and diluted losses per share, excluding share-based compensation expenses, were RMB0.52 (US$0.08), compared with basic and diluted earnings per share of RMB1.06 and RMB1.03 respectively for the first quarter of fiscal 2010

Commenting on the results, Mr. Xu Dong, Noah’s Chairman and Chief Executive Officer, said, “In the first quarter of fiscal 2011, we commenced work on our road to recovery and began executing on our initiatives to restore our distribution channels, which allowed us to reach our guided revenue. We are making steady progress in our efforts to strengthen relationships with our distributors and we are seeing ongoing improvement in ELP sales.
“In addition to executing on these key initiatives, we understand the need to maintain a competitive product lineup, and in late August we introduced the NP2300, a high-end flat panel DLD featuring a sleek and modern design. We also made the strategic decision to offload some of our older inventory at discount prices. Though this adversely impacted margin levels this quarter, we believe appropriate inventory levels are an essential component of a fundamentally sound business. Though there remains much work to do in the restoration of our ELP business, we are committed to executing on the remedial measures we have put in place in order to ensure the long-term health and success of the Company.

“As we work to stabilize the ELP portion of our business, our expansion efforts have been centered on our education services segment, which offers a more attractive margin profile, higher visibility, and more stable, long-term growth prospects. Despite an adverse impact from an increase in value-added service tax and a decline in supplied teaching materials, the Little New Star business remains fundamentally strong as we expand the franchise and the Dudu Happy Reading program gains traction. After the closing of our recent acquisition, Wentai Education opened a kindergarten in September 2010, with two more slated to open in calendar 2011. With a highly experienced management team at Wentai, we will continue to build the pipeline and expect to see accelerating growth commencing in fiscal 2012. We have already established a strong presence in the education services space through the Little New Star and Wentai Education brands, which positions us to capitalize on the vast opportunities in this rapidly growing, yet largely fragmented industry segment in China. We are committed to further executing on our strategic imperative to maximize the potential of these two franchises while simultaneously pursuing additional acquisitions to further strengthen our presence in this space and ultimately create sustainable, long-term shareholder value.”
First Quarter Fiscal 2011 Unaudited Financial Results
Net Revenue. Net revenue for the first quarter of fiscal 2011 was RMB127.3 million (US$19.0 million), representing a 46.5% decrease compared with net revenue of RMB238.2 million for the first quarter of fiscal 2010.
Net revenue from Noah’s traditional Electronic Learning Product (ELP) business was RMB107.6 million (US$16.1 million), representing a 52.2% decrease from the same period last fiscal year. Net revenue from the Little New Star (“LNS”) business was RMB11.6 million (US$1.7 million), compared with RMB13.0 million for the first quarter of fiscal 2010. Net revenue from Shenzhen Wentai Education Industry Development Co., Ltd (“Wentai Education”) was RMB8.1 million (US$1.2 million).
The following table provides a breakdown of sales volume and net revenue for Noah’s traditional ELP business in the first quarter of fiscal year 2011:

	Volume			Net Revenue (RMBm)
			Inc/(Dec)			Inc/(Dec)
Noah	Q1FY11	Q1FY10	(%)	Q1FY11	Q1FY10	(%)
DLD	96,764	122,920	(21.3)	62.6	84.3	(25.8)
KLD	71,096	214,756	(66.9)	27.9	106.1	(73.7)
E-dictionary	106,355	164,300	(35.3)	17.1	34.1	(49.5)
Others	—	—	—	—	0.6	—

Total	274,215	501,976	(45.4)	107.6	225.1	(52.2)

Cost of revenue. Cost of revenue for the first quarter of fiscal 2011 was RMB79.8 million (US$11.9 million), representing a 33.9% decrease from RMB120.6 million in the first quarter 2010. The decrease in cost of revenue for the first fiscal quarter 2011 was mainly due to the decline in sales within the ELP business.
Gross Profit and Gross Margin. Gross profit in the first quarter of fiscal 2011 was RMB47.6 million (US$7.1 million), compared with gross profit of RMB117.5 million in the first quarter of fiscal 2010. The gross margin for the first quarter of fiscal 2011 was 37.3%, compared with 49.3% in the first quarter of fiscal 2010. The decrease in gross profit margin was primarily driven by lower average selling prices across the ELP business due to the increasingly difficult competitive landscape as well as Noah’s decision to offload old inventory at discounted prices to maintain an appropriate inventory level.

Operating Expenses. Total operating expenses for the first quarter of fiscal 2011 were RMB85.4 million (US$12.8 million), representing a 13.0% decrease from RMB98.2 million in the first quarter of fiscal 2010. The decrease was mainly due to a decline in the Company’s sales and marketing expenses corresponding to the lower sales volume, partially offset by increases in research and development and general and administrative expenses.
Research and development (“R&D”) expenses for the first quarter of fiscal 2011 were RMB15.0 million (US$2.2 million), representing a 21.1% increase from RMB12.4 million in the first quarter of fiscal 2010. Total R&D expenses include RMB0.5 million (US$0.1 million) from LNS and RMB0.06 million (US$0.01 million) from Wentai Education. Excluding expenses generated from LNS and Wentai Education, R&D expenses from the ELP business increased by RMB2.4 million (US$0.4 million). The total increase was mainly attributable to a RMB1.0 million (US$0.1 million) rise in recruitment at the Chengdu R&D center, a RMB1.4 million (US$0.2 million) increase in outsourced software development costs and a RMB0.6 million (US$0.09 million) increase in content development contracts, partially offset by a RMB0.4 million (US$0.06 million) reduction in rental and travel expenses. The increase in R&D expenses was primarily attributable to the Company’s efforts to create next generation products, which will include interconnectivity and flat panel features.
Sales and marketing (“S&M”) expenses for the first quarter of fiscal 2011 were RMB41.1 million (US$6.1 million), down 40.7% from RMB69.3 million in the first quarter of fiscal 2010, mainly due to reduced spending on advertising and marketing.
General and administrative (“G&A”) expenses for the first quarter of fiscal 2011 totaled RMB29.0 million (US$4.3 million), up 76.7% from RMB16.4 million in the first quarter of fiscal 2010. The increase in G&A expenses was mainly attributable to a RMB6.9 million (US$1.0 million) bad-debt write-off and a RMB3.0 million (US$0.4 million) local tax expense in Chengdu, while there was a recovery of RMB1.1 million on bad debt provision in the first quarter of fiscal 2010.
Loss from Operations. Operating loss for the first quarter of fiscal 2011 was RMB33.4 million (US$5.0 million), compared to operating income of RMB32.5 million in the first quarter of fiscal 2010.
Other Income, Net. Interest income was RMB0.8 million (US$0.1 million) in the first quarter of fiscal 2011, compared to RMB2.9 million in first quarter of fiscal 2010. Investment income was RMB1.8 million (US$0.3 million) in the first quarter of fiscal 2011, compared with RMB1.1 million in the first quarter of fiscal 2010. Other non-operating income was RMB9.8 million (US$1.5 million) in the first quarter of fiscal 2011, compared with RMB0.6 million in the first quarter of fiscal 2010. Other non-operating income includes RMB9.4 million (US$1.4 million) from foreign exchange gain in the first quarter of fiscal 2011, primarily due to the impact of US dollar depreciation on intercompany loans.
Net Loss. The Company reported a net loss of RMB21.9 million (US$3.3 million), or a loss of RMB0.58 (US$0.09) per basic and diluted share, for the first quarter of fiscal 2011. This compares with net income of RMB37.8 million, or RMB0.99 and RMB0.96 per basic and diluted share respectively, for the first quarter of fiscal 2010.

Net loss excluding share-based compensation expenses (non-GAAP) for the first quarter ended September 30, 2010 amounted to RMB19.7 million (US$2.9 million), or a loss of RMB0.52 (US$0.08) per basic and diluted share.
Liquidity. As of September 30, 2010, Noah had cash, cash equivalents short-term investments of RMB538.3 million (US$80.5 million). This compares with cash, cash equivalents, short-term deposits and short-term investments of RMB572.2 million as of June 30, 2010.
Business and Operational Highlights
Education Services. LNS added 14 franchise schools in the first fiscal quarter of 2011, and Noah plans to actively expand this network even further going forward. The Dudu Happy Reading program continues to accelerate and expand as additional schools in China have signed on to roll out the program. Following the acquisition of its 70% economic interest in Wentai Education on July 29, 2010, Wentai Education’s management team has already begun to pursue targets for new schools to bring under management. A kindergarten was opened in September 2010, with a major part of the tuition received to be recognized in the second quarter of fiscal 2011. As of November 9, 2010, Wentai Education had two additional kindergartens under conversion, which are expected to open in calendar 2011 and contribute to accelerated growth of this business commencing in the second half of fiscal 2011. Noah is in the process of implementing an Enterprise Resource Planning system at Wentai Education to enhance operational efficiency and internal control procedures, as well as to ensure Sarbanes-Oxley Act compliance.
Electronic Learning Products. The Company released the NP2300, a high-end Digital Learning Device featuring a flat panel screen, in late August that is intended to effectively capture the attention of users seeking more modern-looking, sleeker devices. This is in line with Noah’s strategy to employ a heavily customer-focused development approach in order to introduce products that are aligned with the preferences of its target customer base. The Company does not plan to introduce additional KLD model in second quarter of fiscal 2011 based on the revised strategy to optimize product life-cycle and hence revenue potential.
Distribution Channel Update. Noah began to make progress on its initiatives to restore the effectiveness of its distribution networks. Revenue began recovering in the first quarter of fiscal 2011. While the Company continues to strengthen relationships with its distributors, it is actively working to develop the closest relationships with those possessing the most consistent and timely payment records, which will help further improve Noah’s accounts receivable level.
Cost management initiatives. Noah expects to achieve RMB20 million in cost savings in fiscal year 2011 by instituting tighter cost controls, implementing headcount reductions across various departments, including sales and marketing, back office administration, production and research, and streamlining spending to ensure resources are appropriately allocated toward the higher-growth areas of the business. Noah expects to make selected headcount reductions in the second quarter of fiscal 2011. However, cost savings from these reductions will be realized beginning the third quarter of fiscal 2011.

Financial Outlook for Second Quarter of Fiscal 2011
Based on current estimates and market conditions, Noah expects to generate net revenue in the range of RMB73.5 million (US$11.0 million) to RMB80.5 million (US$12.0 million) for the second quarter of fiscal 2011, which includes RMB55 million to RMB61 million from the traditional ELP business, RMB18.5 million to RMB19.5 million from Education Services. Basic loss per share in the second quarter of fiscal 2011 are expected to be in the range of RMB0.59 (US$0.09) to RMB0.67 (US$0.10).
This forecast reflects Noah’s current and preliminary view, which is subject to change.
Conference Call
Noah’s senior management will host a conference call at 7:30 a.m. (Eastern) / 4:30 a.m. (Pacific) / 8:30 p.m. (China) on Tuesday, November 16, 2010 to discuss its first quarter fiscal 2011 financial results and recent business activities. The conference call may be accessed by calling:

	Toll Free	Toll
United States	1-800-322-2803	1-617-614-4925
China — South China Telecom	10-800-130-0399
— South China Netcom	10-800-852-1490
— North China Telecom	10-800-152-1490
Hong Kong		###-##-####
International		1-617-614-4925
Passcode	“Noah Education” or “Noah” or “NED”
Please dial in 10 minutes before the call is scheduled to begin.
A telephone replay will be available shortly after the call until Tuesday, November 23, 2010 by dialing the following numbers:

	Toll Free	Toll
United States	1-888-286-8010	1-617-801-6888
International Dial In	1-617-801-6888
Passcode	56149941
A live webcast and replay will be available on the investor relations page of Noah’s website at http://ir.noahedu.com.cn.

Statement Regarding Unaudited Financial Information
The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.
Currency Convenience Translation
For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.6905 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2010 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.
Use of Non-GAAP Financial Measures
In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation and change in fair value of warrants. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.
About Noah Education Holdings Ltd.
Noah is a leading provider of education products and services in China. The Company’s core offering includes the development and marketing of interactive educational courseware content, electronic learning products (ELPs), software, as well as the provision of education services. Noah combines standardized educational content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for children in China. The Company has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah offers education services in China via Shenzhen Wentai Education Industry Development Co., Ltd (“Wentai Education”), a company focused on early childhood, primary and secondary education services, as well as providing English language training for children under the brand Little New Star in its directly owned training centers and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://www.noahedu.com.cn.

Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.
Contacts:

Noah Education Holdings Ltd.	Investor Relations (US)
Jerry He	Kelly Gawlik
Chief Financial Officer and	Taylor Rafferty
Executive Vice President	Tel: +1 (212) 889-4350
Tel: +86 (755) 8204 9263	Email: noahedu@taylor-rafferty.com
Email: jerry.he@noahedu.com
Investor Relations (Hong Kong)
Ruby Yim
Taylor Rafferty
Tel: +852 3196 3712
Email: noahedu@taylor-rafferty.comEmail:
noahedu@taylor-rafferty.com
– FINANCIAL TABLES FOLLOW –

Noah Education Holdings Ltd.
Consolidated Statements of Operations

	Three months ended
	Sept 30
	2009	2010
	(Unaudited)	(Unaudited)
	RMB	RMB	USD
Net revenue	238,165,223	127,312,438	19,028,838
Cost of revenue	(120,643,320)	(79,761,966)	(11,921,675)

Gross profit	117,521,903	47,550,472	7,107,163
Research & development expenses	(12,387,826)	(14,998,784)	(2,241,803)
Sales & marketing expenses	(69,266,914)	(41,069,624)	(6,138,499)
General and administrative expenses	(16,401,747)	(28,973,767)	(4,330,583)
Other expenses	(170,634)	(371,901)	(55,586)

Total operating expenses	(98,227,121)	(85,414,076)	(12,766,471)

Other operating income	13,252,092	4,486,306	670,549

Operating income (loss)	32,546,874	(33,377,298)	(4,988,759)
Interest income	2,868,630	769,017	114,942
Investment income	1,122,175	1,761,202	263,239
Other non-operating income	667,545	9,800,476	1,464,835

Income (loss) before income taxes	37,205,224	(21,046,603)	(3,145,743)
Income tax (expenses) credit	603,510	(900,476)	(134,593)

Net income (loss)	37,808,734	(21,947,079)	(3,280,330)
Less: Net income attributable to non-controlling interest	0	401,208	59,967

Net income attributable to controlling interest	37,808,734	(22,348,287)	(3,340,301)

Net income per share
Basic	0.99	(0.58)	(0.09)
Diluted	0.96	(0.58)	(0.09)

Weighted average ordinary shares outstanding
Basic	38,243,246	37,574,923	37,574,923
Diluted	39,184,476	37,885,197	37,885,197

Noah Education Holdings Ltd.
Consolidated Balance Sheet

	June 30	September 30
	2010	2010
	Audited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	506,727,524	479,032,598	71,598,924
Short-term deposits	60,000,000	0	0
Investments
Trading investments	5,493,179	6,130,434	916,289
Held to maturity investment	0	16,100,000	2,406,397
Available for sale investment	0	37,000,000	5,530,230
Accounts receivables, net of allowance	318,776,507	310,404,826	46,394,862
Related party receivables	437,203	414,889	62,012
Inventories	148,738,237	152,468,154	22,788,753
Prepaid expenses, and other current assets	69,754,383	62,159,786	9,290,753
Deferred tax asset — current	131,362	0	0

Total current assets	1,110,058,395	1,063,710,686	158,988,220
Investments	29,875,954	27,742,554	4,146,559
Property, plant and equipment, net	144,249,822	173,706,200	25,963,112
Intangible assets, net	29,126,595	45,371,523	6,781,485
Goodwill	56,597,146	85,438,649	12,770,144
Deposit for investment	4,200,000	0	0
Deferred tax asset	2,058,180	2,058,180	307,627

Total assets	1,376,166,092	1,398,027,793	208,957,147

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	79,128,081	59,459,187	8,887,107
Other payables, accruals (including other payables, accruals of the consolidated VIEs without recourse to Noah of RMB8,397,470 as of September 30, 2010)	55,019,736	69,937,392	10,453,238
Advances from customers	9,804,405	9,033,306	1,350,169
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to Noah of RMB529,197 as of September 30, 2010)	329,151	1,104,806	165,131
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to Noah of RMB16,827,236 as of September 30, 2010)	5,517,159	23,551,846	3,520,192

Total current liabilities	149,798,532	163,086,537	24,375,837
Deferred revenues	6,677,959	6,326,738	945,630
Deferred tax liabilities	2,666,030	4,521,690	675,837

Total non-current liabilities	9,343,990	10,848,428	1,621,467

Total liabilities	159,142,522	173,934,965	25,997,304

Shareholders’ Equity
Ordinary shares	15,195	15,131	2,262
Additional paid-in capital	1,049,366,056	1,048,913,664	156,776,573
Accumulated other comprehensive loss	(88,951,624)	(101,122,187)	(15,114,294)
Retained earnings	256,593,943	234,245,656	35,011,681

Total shareholders’ equity	1,217,023,570	1,182,052,264	176,676,222

Minority interest	0	42,040,564	6,283,621

Total liabilities and shareholders’ equity	1,376,166,092	1,398,027,793	208,957,147

Noah Education Holdings Ltd.
Reconciliation of Non-GAAP to GAAP

	Three months ended
	September 30
	2009		2010
	(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	238,165,223	100.0%	127,312,438	19,028,838	100.0%

GAAP gross profit	117,521,903	49.3%	47,550,472	7,107,163	37.3%
Share-based compensation	71,609	0.0%	69,534	10,393	0.1%

Non-GAAP gross profit	117,593,512	49.4%	47,620,005	7,117,556	37.4%

GAAP operating income(loss)	32,546,874	13.7%	(33,377,298)	(4,988,760)	-26.2%
Share-based compensation	2,660,903	1.1%	2,255,558	337,128	1.8%

Non-GAAP operating income(loss)	35,207,777	14.8%	(31,121,740)	(4,651,632)	-24.4%

GAAP net income(loss)	37,808,734	15.9%	(21,947,079)	(3,280,335)	-17.2%
Share-based compensation	2,660,903	1.1%	2,255,558	337,128	1.8%
Non-GAAP net income	40,469,637	17.0%	(19,691,521)	(2,943,207)	-15.84%

GAAP net income(loss) per share
Basic	0.99		(0.58)	(0.09)
Diluted	0.96		(0.58)	(0.09)

Non-GAAP net income(loss) per share
Basic	1.06		(0.52)	(0.08)
Diluted	1.03		(0.52)	(0.08)

Noah Education Holdings Ltd.
Consolidated Cash Flow Statements

	For Three Months Ended
	September 30
	2009	2010	2,010
	RMB	RMB	USD

Cash flow from operating activities
Net income	37,808,735	(21,947,079)	(3,280,335)
Adjustments to reconcile net income to net cash provided by operating activities
Amortization of intangible assets	1,523,059	2,584,203	386,250
Depreciation of PPE	2,436,062	4,091,455	611,532
Allowance for doubtful accounts	0	9,645,922	1,441,734
Write-down of excess and obsolete inventories	2,629,969	(55,399)	(8,280)
Share-based compensation	2,660,903	2,255,558	337,128
Unrealized loss on trading investment	(1,122,175)	(706,454)	(105,591)
Exchange difference	(272,891)	(9,147,648)	(1,367,259)
Changes in current assets and liabilities
Trading investment	3,036	72,640	10,857
Accounts receivable	(22,052,012)	(1,274,242)	(190,455)
Inventories	13,166,149	(3,674,518)	(549,214)
Prepaid expenses and other current assets	4,761,586	11,252,259	1,681,826
Deferred tax asset	544,677	131,362	19,634
Related party receivables	28,502	22,314	3,335
Accounts payable	4,649,834	(19,668,894)	(2,939,824)
Other payables and accruals	18,342,094	(8,503,659)	(1,271,005)
Advances from customers	(4,723,128)	(771,098)	(115,253)
Income tax payable	(489,455)	775,656	115,934
Deferred revenue	2,587,933	4,881,465	729,611
Deferred tax liabilities	(1,043,722)	44,004	6,577

Net cash (used in) provided by operating activities	61,439,156	(29,992,153)	(4,482,797)

Cash flows from investing activities
Acquisition of property, plant and equipment	(242,373)	(5,165,195)	(772,019)
Acquisition of intangible assets	(965,000)	(1,659,131)	(247,983)
Acquisition of LNS	(4,485,215)	0	0
Acquisition of Wentai		(180,923)	(27,042)
Increase in restricted bank deposit	(99,800,000)	0	0
Decrease in restricted bank deposit		60,000,000	8,967,940
(Increase)/decrease in short-term investments	0	(47,100,000)	(7,039,833)

Net cash (used in) provided by investing activities	(105,492,588)	5,894,750	881,063

Cash flows from financing activities
Proceeds from Employee option exercised	2,223,337	69,522	10,391
Repayment of short term bank loan	(7,000,000)	0	0
Share Repurchase	0	(2,777,537)	(415,146)

Net cash provided by (used in) financing activities	(4,776,663)	(2,708,015)	(404,755)

Effect of exchange rate changes on cash and cash equivalents	(29,967)	(889,507)	(132,951)
Net increase (decrease) in cash and cash equivalents	(48,830,095)	(26,805,418)	(4,006,490)
Cash and cash equivalents at beginning of period	493,911,466	506,727,524	75,738,364

Cash and cash equivalents at end of period	445,051,404	479,032,599	71,598,923